UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CROWN ELECTROKINETICS CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

228339107

(CUSIP Number)

Timothy Koch

c/o Crown Electrokinetics Corp.

1110 NE Circle Blvd.

Corvallis, Oregon 97330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person. Timothy Koch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,610,348(1)

	8.	Shared Voting Power:

	9.	Sole Dispositive Power: 1,610,348 (1)

	10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,610,348 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 11.2%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Timothy Koch is the beneficial owner of 1,610,348 shares of common stock of Crown Electrokinetics Corp., par value $0.0001 (“Common Stock”). 243,333 of such shares of Common Stock are issuable upon the exercise of options for an exercise price of $0.15 per share, 50,000 are issuable upon the exercise of options for an exercise price of $1.20 per share, 320,000 are issuable upon the exercise of options for $2.25 per share and 597,015 are issuable upon the exercise of options for $3.60 per share.

(2)	Based on 13,166,341 shares of Common Stock outstanding as of January 28, 2021.

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock of Crown Electrokinetics Corp. (the “Issuer”). The address of the Issuer’s principal executive offices is 1110 NE Circle Blvd., Corvallis, Oregon 97330.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Timothy Koch (the “Reporting Person”).

(b) The business address for the Reporting Person is 1110 NE Circle Blvd., Corvallis, Oregon 97330.

(c) the Reporting Person is the Chief Technology Officer of the Issuer.

(d) During the last five years, the Reporting Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) the Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person is the beneficial owner of 1,610,348 shares of Common Stock. 243,333 of such shares of Common Stock are issuable upon the exercise of options for an exercise price of $0.15 per share (expiring on February 28, 2028), 50,000 are issuable upon the exercise of options for an exercise price of $1.20 per share (expiring on January 17, 2029), 320,000 are issuable upon the exercise of options for $2.25 per share (expiring on April 13, 2030) and 597,015 are issuable upon the exercise of options for $3.60 per share (expiring on December 30, 2030).

Item 4. Purpose of Transaction

The Reporting Person acquired the above reported options to purchase shares of Common Stock as compensation for the Reporting Person’s service as Chief Technology Officer of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial holder of 1,610,348 shares of Common Stock of the Issuer, of which 1,210,348 are issuable upon the exercise of options by the Reporting Person, representing approximately 11.7% of the outstanding Common Stock of the Issuer. The Reporting Person has sole voting and dispositive power of all shares held in his name.

All of the percentages of beneficial ownership of the Reporting Person set forth in this Schedule 13D are based on 13,166,341 shares of Common Stock outstanding as of January 28, 2021 as reported on the Issuer’s Prospectus filed January 26, 2021 under Rule 424(b)(4) of the Securities Act.

(b) The Reporting Person has sole power to direct the vote, and shared power to dispose of 1,610,348 shares of Common Stock of the Issuer.

(c) In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

☐ On December 30, 2020, the Reporting Person was granted options to purchase 597,015 shares of Common Stock for an exercise price of $3.60 per share, pursuant to the Issuer’s 2020 Employee Incentive Plan. The options expire on December 30, 2030.

(d) No person other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of 1,610,348 shares of the Common Stock of the Issuer reported hereby.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except as previously disclosed in the Issuer’s reports filed with the SEC under Section 13 of the Securities Exchange Act of 1934, as amended.

Item 7. Material to be Filed as Exhibits

None.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	January 28, 2021

/s/ Timothy Koch
Timothy Koch

5